03011753

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 3 2003

SEC FILE NUMBER
8- 43227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COASTAL SECURITIES L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe Suite 2200
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette (713) 435-4316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

700 Louisiana	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARA SHERRILL GALLOWAY
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-04-2007

Kara Sherrill Galloway
Notary Public

Cindy Burnette
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report

The Partners
Coastal Securities L.P.:

We have audited the accompanying statement of financial condition of Coastal Securities L.P. (a Delaware limited partnership) as of December 31, 2002 and the related statements of operations, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Securities L.P. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 15, 2003

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	1,200,417
Securities financed under repurchase agreements, at market value		223,092,007
Securities owned, at market value		206,587,411
Accrued interest and loan principal receivable		1,901,740
Other receivables		1,047,850
Cash restricted for contingent claims		2,765,812
Fixed assets, net of accumulated depreciation and amortization of $3,001,727		881,614
Good faith deposits		116,900
Other assets		195,368
Total assets	$	437,789,119

Liabilities and Partnership Capital

Securities sold short, at market value	$	16,753,688
Amounts payable under repurchase agreements		216,837,926
Payables to clearing organization		41,288,485
Securities payable		70,781,047
Bank borrowing		63,864,966
Accounts payable and accrued liabilities		7,054,421
Total liabilities		416,580,533
Commitments and contingencies		
Partnership capital		21,208,586
Total liabilities and partnership capital	$	437,789,119

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions	$	18,791,274
Trading		4,657,929
Public finance fees		4,651,505
Interest income		10,213,761
Other income		483,871
Total revenues		38,798,340
Expenses:		
Sales and commissioned trader compensation		12,299,374
Employee compensation and benefits		6,758,124
Clearance and execution		1,190,696
Operating and overhead		5,657,091
Interest expense		6,515,790
Total expenses		32,421,075
Net income	$	6,377,265

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statement of Changes in Partnership Capital

Year ended December 31, 2002

		General partner	Limited partners	Total
Balance at December 31, 2001	$	177,386	18,610,979	18,788,365
Net income		55,906	6,321,359	6,377,265
Distributions to partners		(27,729)	(3,929,315)	(3,957,044)
Balance at December 31, 2002	$	205,563	21,003,023	21,208,586

See accompanying notes to financial statements.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	6,377,265
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		500,591
Changes in assets and liabilities:		
Increase in securities financed under repurchase agreements		(97,192,458)
Increase in securities owned		(41,623,951)
Decrease in accrued interest and loan principal receivable		1,472,131
Increase in good faith deposits		(29,300)
Decrease in other receivables		526,377
Increase in other assets		(19,193)
Increase in amounts payable under repurchase agreements		93,106,036
Increase in securities payable		12,970,251
Increase in bank borrowing		17,239,094
Decrease in accounts payable and accrued liabilities		(1,766,772)
Decrease in securities sold short		(6,052,973)
Increase in payables to clearing organization		18,140,635
Net cash flows provided by operating activities		3,647,733
Cash flows from investing activities:		
Purchases of fixed assets		(908,006)
Net cash flows used in investing activities		(908,006)
Cash flows from financing activities:		
Distributions to partners		(3,957,044)
Net cash flows used in financing activities		(3,957,044)
Net decrease in cash and cash equivalents		(1,217,317)
Cash and cash equivalents at beginning of year		2,417,734
Cash and cash equivalents at end of year	$	1,200,417
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest	$	6,691,696

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

Coastal Securities L.P. (CSL or the Partnership) (a Delaware limited partnership) conducts its business as a registered securities broker-dealer. The Partnership's broker-dealer business consists of the buying, selling, and trading of government and government agency guaranteed securities and corporate and municipal bonds. In addition, CSL conducts public finance activities. The Partnership maintains inventories of these securities which are acquired in the new issue and secondary markets. Certain securities transactions are executed by CSL on behalf of its customers through a clearing broker-dealer who carries such accounts on a fully disclosed basis. These security transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. Small Business Administration (SBA) and other government-guaranteed security transactions are self-cleared.

CSL is owned principally by limited partners who are employees of CSL. The general partner, CSL G.P. LLC, is also owned principally by certain employees of CSL. At December 31, 2002, there were 135.2549 general Partnership units outstanding and 15,293.4201 limited Partnership units outstanding, in CSL.

A put right exists which grants each partner the right to cause CSL to buy back its respective limited or general Partnership units. The Partnership's limited partnership agreement requires the Partnership, under the put right, to pay 50% of the purchase price for each unit within 90 days of the date of notice and the remaining 50% of the purchase price within one year of the date of notice, limited by certain cash flow and regulatory net capital requirements. The purchase price of the units, under the put right, will be the book value of the Partnership units as of the end of the following month following the date of notice to the Partnership.

(b) Inventories of Securities, Securities Owned, and Securities Sold Short

The inventory of securities financed under repurchase agreements and the inventory of securities owned and securities sold short are carried at fair value based on quoted prices or amounts that approximate fair value. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. The increase or decrease in unrealized gain or loss is included in trading revenue in the statement of operations. Securities financed under repurchase agreements are securities for which the principal is guaranteed by the SBA and other U.S. government agencies.

(c) Repurchase Agreements

The repurchase agreements entered into by the Partnership are primarily, by their terms, financing arrangements. The contractual liability amounts have been recorded as amounts due under repurchase agreements, and the securities subject to such repurchase agreements have been recorded as securities financed under repurchase agreements.

(d) ***Revenue Recognition***

Securities transactions and related revenue and expense are normally recorded in the accounts on a trade-date basis. Certain securities transactions, primarily those involving securities guaranteed by the SBA, are executed on a when, as, and if-issued basis and may have settlement dates up to several months after trade date.

Underwriting revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or agent and is included in public finance fees revenues on the statement of operations. Underwriting management fees and sales concessions are recorded on the settlement date, and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

(e) ***Commissions***

Commissions are recorded on a trade-date basis as securities transactions occur and are paid to the employees on a settlement date basis.

(f) ***Accrued Interest and Loan Principal Receivable***

Accrued interest and loan principal receivable includes interest accrued on SBA loans and pools in inventory, as well as principal and interest payments due from servicer on SBA loans and pools.

(g) ***Payable to Clearing Organization***

The balance shown as payable to clearing organization results from normal trading transactions of CSL, as principal, and is collateralized by securities owned which are held at the clearing organization. Also included in this balance is accrued interest expense on amounts due the clearing broker, net of accrued interest income from bond issuers on securities owned and from the clearing broker on free credit balances.

(h) ***Fixed Assets***

Fixed assets are comprised of communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the life of the lease. Other fixed assets are depreciated on a straight-line basis over estimated useful lives of two to five years.

(i) ***Income Taxes***

As a limited partnership, provision for income taxes is not made in the accounts of CSL since such taxes are the responsibility of the individual partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

(Continued)

(j) ***Derivative Instruments***

Derivative financial instruments that consist of forward contracts at December 31, 2002 are carried at market value. Unrealized gains or losses on these derivative contracts are recognized currently in the accompanying statement of operations as trading revenues. The Partnership does not apply hedge accounting as defined by Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings.

As of December 31, 2002, CSL held 20 U.S. Treasury note short contracts, representing futures contracts with a notional amount of $2,000,000. Any unrealized gain/loss in the value of the futures contracts was included in trading revenues.

(k) ***Cash and Cash Equivalents***

For purposes of the statements of cash flows, cash and cash equivalents include cash held in banks and a money market account. Included in cash and cash equivalents at December 31, 2002 is $93,766 of restricted cash which is not available to the Partnership for general business purposes. These amounts represent funds held in a segregated account for the exclusive benefit of customers.

Cash restricted for contingent claims is cash held by banks as collateral for letters of credit issued by the banks to cover obligations associated with the sale of certain SBA strips to investors (see note 8d).

(l) ***Sales of Interest-Only Strips From Securitizations***

The Partnership accounts for sales of interest-only strips from securitizations in accordance with Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125* (SFAS No. 140). SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes between transfers of financial assets that are sales from transfers that are secured borrowings. During the period ended December 31, 2002, the Partnership delivered $11,392,125 of interest-only strips in securitization transactions and recognized gains of $2,041,639.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN 46). This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as CSL, with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Partnership's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably

(Continued)

possible that the Partnership will consolidate or disclose information about variable interest entities when the Interpretation becomes effective (see note 8(d)).

(m) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

CSL is subject to the net capital rules adopted and administered by the Securities and Exchange Commission (SEC). The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. At December 31, 2002, CSL's ratio of aggregate indebtedness to regulatory net capital was 0.67 to 1, and its regulatory net capital of approximately $14,945,000 was in excess of the minimum net capital requirement of approximately $670,000, resulting in excess net capital of approximately $14,275,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between CSL and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

(Continued)

(3) Securities Owned and Securities Sold Short

Securities owned consist of marketable securities carried at market value. Included in securities owned is $88,646,500 of principal balance of commitments to purchase SBA-guaranteed loans which have not yet been settled. The amounts payable related to these commitments is included in securities payable in the statement of financial condition. All owned securities, with the exception of the commitments described in note 8, are pledged under various financing agreements. Securities sold short also consist of marketable securities which are carried at market value. Open futures contracts are carried at the value of the initial margin requirement and any subsequent changes in the market value of open contracts. Resulting unrealized gains and losses from securities owned, securities sold short, and open futures contracts are included in trading revenues in the accompanying statements of operations. The securities' positions as of December 31, 2002 are summarized as follows:

	Securities owned	Securities sold short
SBA-guaranteed loans and pools	$ 193,462,679	16,573,688
U.S. government agency securities, primarily mortgage backed	1,349,627	—
Municipal securities	10,324,332	180,000
U.S. Treasury note and bond futures	26,000	—
SBA interest-only strips	1,424,773	—
	$ 206,587,411	16,753,688

(4) Amounts Payable Under Repurchase Agreements

As of December 31, 2002, the amounts due under repurchase agreements are payable to various financial institutions, under sale and repurchase agreements with an aggregate limit of approximately $165,200,000, which may be increased at the discretion of the financial institutions. The amounts are due within 180 days of the advance of funds and are collateralized by securities in inventory. Interest is payable monthly, is computed daily using an index of prime, and is based on the aggregate amount outstanding under each agreement adjusted monthly on the first day of each month. At December 31, 2002, CSL owed $307,279 in accrued interest payable to the various financial institutions. At December 31, 2002, the borrowing rates ranged from 2.15% to 2.85%.

(5) Clearing Organization

The Partnership has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of approximately $100,000 be maintained by the Partnership. The deposit with the clearing organization bears interest at a rate determined by the clearing organization and is due on demand. The interest rate was 1.185% at December 31, 2002.

(6) Bank Borrowings

Two of CSL's financing arrangements are with entities principally owned by one or more of its partners.

(Continued)

The secured bank line of credit is secured by securities owned by the Partnership. The agreement provides that the related-party entity may provide up to a maximum of $75,000,000 at December 31, 2002 for the purchase of the guaranteed portions of SBA and other government agency-guaranteed loans and pools. At December 31, 2002, $63,864,966 was outstanding under this arrangement. The borrowing rate on the secured bank line of credit is calculated using an index of prime. Borrowing rate was 2.78% at December 31, 2002.

The secured line-of-credit agreement with a subordinated security interest provides up to a combined maximum of $3,000,000 in the form of securities at December 31, 2002. The creditor bank is also a related party to the Partnership. The line of credit is secured by a subordinated security interest in the Partnership's SBA inventory. The credit line provides CSL with margin collateral in connection with repurchase agreement financing with other financial institutions. CSL pays a fee as specified in the agreement for the use of the collateral. At December 31, 2002, the related party had pledged $3,000,000 in the form of securities to the creditor bank on CSL's behalf.

CSL incurred expenses of approximately $2,037,257 for fees and interest to the related parties during 2002, which are included in interest expense in the accompanying statement of operations. At December 31, 2002, CSL owed the related parties $117,837 for such amounts which are included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

(7) Employee Benefits

CSL has established a profit sharing plan under Internal Revenue Code Section 401 (k) for the benefit of its employees. Under the plan, employees may make contributions up to prescribed limits. In addition, CSL may, at its discretion, make contributions to the plan up to limits prescribed in the Internal Revenue Code. During 2002, CSL made discretionary contributions in the amount of $7,000, to the plan.

(8) Commitments and Contingencies

(a) Commitments to Purchase and Resell Securities

The Partnership's commitments to purchase and resell SBA-guaranteed loans and pools as of December 31, 2002, are summarized as follows:

Aggregate guaranteed principal of commitments to purchase and resell SBA-guaranteed loans included in securities owned	$	16,573,688
Aggregate guaranteed principal of commitments to purchase SBA-guaranteed loans, including loans for the purpose of forming pools included in securities owned		70,781,047
Aggregate guaranteed principal of when, as, and if-issued commitments to sell SBA-guaranteed pools		115,116,988
Aggregate guaranteed principal of SBA-guaranteed loans included in inventory and financed under repurchase agreements for the purpose of forming pools		232,003,057

These commitments are related to SBA-guaranteed loans and pools whose interest rates generally fluctuate with the prime rate. The Partnership records changes in the market value of these commitments in trading revenues in the accompanying statement of operations.

(b) ***Litigation***

Certain of the Partnership's employees and the Partnership are respondents in an arbitration filed through the National Association of Securities Dealers which claims substantial actual and punitive monetary damages for breach of contract and damage to the claimant. This action was initiated by the claimant resulting from the named individuals leaving the employment of the claimant and becoming employees of the Partnership. The arbitration is ongoing and therefore it is impossible to predict the outcome. However, management is vigorously defending the claims and believes that the ultimate resolution of the arbitration will not have a significant affect on the financial position of the Partnership.

The Partnership has accrued an amount as potential liability related to the litigation above and believes that the amount represents a reasonable estimate of the expected settlement.

The Partnership is subject to various other claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Partnership's financial position or results of operations.

(c) ***Market Risks and Credit Risks***

In the normal course of business, the clearing broker's and CSL's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose CSL to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and CSL seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. CSL is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and CSL monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary.

As part of its normal brokerage activities, CSL sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes CSL to market risk in the event prices increase, as CSL may be obligated to acquire the securities at prevailing market prices.

Transactions in SBA-guaranteed loans and pools of such loans are executed with terms that require the loans to be funded or delivered to the Partnership for resale to the intended purchaser before the Partnership is obligated to make delivery to such purchaser. The Partnership, therefore, has little risk if a selling counterparty or party to a repurchase agreement is unable to honor its commitment to sell such securities to the Partnership and, as a result, the Partnership does not honor its commitment to sell to its customer. The Partnership has credit risk if a customer cannot honor his commitment to purchase loans. Since the principal of SBA loans is guaranteed by the federal government, credit risk

(Continued)

is ultimately limited to any premium which the Partnership has paid for the loan. The premium paid for any individual loan would generally not be material to the Partnership's financial position.

Market value fluctuations of SBA-guaranteed securities which the Partnership is committed to purchase, for which it does not have a commitment to sell or for which a buyer does not honor his commitment to purchase, subjects the Partnership to market risk. This market risk is minimized due to the fact that the interest rates on these loans generally fluctuate with the prime rate.

The Partnership attempts to control its exposure to interest rate risk through the use of hedging strategies and various statistical monitoring techniques. On occasion, the Partnership will enter into interest rate future contracts as part of its hedging strategies.

Exchange-traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to the margin requirements of the individual exchanges.

(d) ***Yield Contingency Related to Variable Interest Entities***

In May 2000 and August 2001, the Partnership entered into agreements to sell $25 million and $30 million, respectively, of SBA interest-only strips to entities unrelated to the Partnership. These entities are considered qualified special purpose entities under SFAS No. 140. These entities were organized to purchase interest-only strips from CSL and issue notes to third-party investors. The activities of the entities are limited to collecting amounts on the interest-only strips and using such funds to pay the principal and interest on the issued notes as such amounts become due. The agreements require the Partnership to cover any deficiencies between interest paid by the entities and interest received by the entities from the interest-only strips for a period of five years and 10 years, respectively, up to a maximum of $1,250,000 and $1,515,812, respectively. The Partnership's obligation under these yield contingencies is secured by letters of credit collateralized by cash deposits (see note 1). The Partnership has recorded in accounts payable and accrued liabilities, its estimated exposure under these obligations based on management's best estimate of SBA prepayments, which are the primary factor impacting the interest cash flows on these strips. The Partnership has no retained interest in these transactions. Upon adoption of FIN 46, the Partnership believes that, while these entities will meet the criteria of variable interest entities, it will not have to consolidate the entities.

(e) ***Securitization Activity***

The table below summarizes the cash flows received from securitization trusts during the period ended December 31, 2002:

Gross proceeds from 2002 deliveries	$	11,392,727
Cash paid related to yield contingencies		660,346

(f) Lease Commitments

CSL leases its office facilities and certain office equipment under noncancelable operating leases. At December 31, 2002, future minimum rental commitments under these leases were as follows:

Year ending December 31:		
2003	$	390,569
2004		379,249
2005		343,825
2006		325,345
2007 and thereafter		109,915

Rent expense totaled approximately $606,000 for the year ended December 31, 2002.

(9) Other Related-Party Transactions

A related party subleases office equipment and facilities from CSL, and the related party and CSL occasionally pay certain administrative costs on behalf of the other. These costs are not material and are reimbursed on a timely basis.

(10) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

b. The carrying amounts of accrued interest and loan principal receivable, other receivables, amounts payable to clearing organizations, and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these items and/or the floating interest rates they bear.

c. The carrying amount of amounts payable under repurchase agreements approximates fair value due to the floating interest rates it bears.

d. The carrying amount of bank borrowings and other short-term borrowings approximates fair value due to the floating interest rates they bear.

COASTAL SECURITIES L.P.
(A Delaware Limited Partnership)

Notes to Financial Statements

December 31, 2002

(11) Exemption from Rule 15c3-3

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through one or more bank accounts designated as a "Special Account for the Exclusive Benefit of Customers."

During the year ended December 31, 2002, in the opinion of management, the Partnership has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

(12) Subordinated Liabilities

The Partnership had no subordinated liabilities during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Schedule

COASTAL SECURITIES L.P.

Computation of Net Capital, Aggregate
Indebtedness, and Ratio of Aggregate
Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2002

Net capital:		
Partnership capital, as reported on statement of financial condition	$	21,208,586
Less nonallowable assets:		
Fixed assets, net		881,614
Other receivables		704,256
Interest and loan principal receivable		265,330
Other assets		195,368
Less other deductions, SBA premium haircuts		3,095,493
Net capital before haircuts on securities positions		16,066,525
Less haircuts:		
Exempted securities		1,121,946
Net capital	$	14,944,579
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition	$	7,054,421
Add collateral pledged by related party		3,000,000
Aggregate indebtedness	$	10,054,421
Net capital requirements (greater of 6-2/3% of aggregate indebtedness or $250,000)	$	670,295
Net capital in excess of required amount		14,274,284
Ratio of aggregate indebtedness to net capital		0.67 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17A-5, on February 26, 2003.

See accompanying independent auditors' report.

KPMG

700 Louisiana
Houston, TX 77002

Telephone 713 319 2000
Fax 713 319 2041

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

The Partners
Coastal Securities L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Securities L.P. (the Partnership) (a Delaware limited partnership) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 15, 2003